Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 1 to the Registration Statement (Form S-4 No. 333-256401) and related Joint Proxy Statement/Prospectus and to the incorporation by reference therein of our report dated March 1, 2021, except for Notes 2 and 22, as to which the date is May 12, 2021, with respect to the consolidated financial statements of Knoll, Inc. included in its Current Report on Form 8-K dated May 12, 2021, and our report dated March 1, 2021, with respect to the effectiveness of internal control over financial reporting of Knoll, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 9, 2021